SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 30, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of registrant’s name into English)

Praia de Botafogo, 501, 7º andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled: “Tele Sudeste Celular Participações S.A.—Minutes of the Special Preferred Shareholders Meeting”

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Minutes of the Special General Preferred Shareholders Meeting

December 30, 2002   (02 pages)

For more information, please contact:

Charles E. Allen
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.com.br

(São Paulo – Brazil), (December 30, 2002) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) hereby informs the Minutes of the Special General Shareholders Meeting held on December 30, 2002:

1.    Date, Time and Venue of the Meeting:    December 30, 2002, at 14:30 hours, at Praia de Botafogo Nº 501, 5th Floor – Auditorium, Botafogo, in the Capital of the State of Rio de Janeiro.

2.    Call Notice:    The meeting was called upon publication of notice in the newspapers Official Gazette of the State of Rio de Janeiro, issues of November 29 and December 02 and 03, 2002 (pages 5, 6 and 6, respectively), Jornal do Comercio, issues of November 29 and 30 and December 02, 2002 (pages A-15, A-6 and A-18, respectively) and Gazeta Mercantil, issues of November 29 and December 02 and 03, 2002 (pages A-6, A-8 and B-16, respectively).

3.    Agenda:    Ratify the adaptation of the Company’s by-laws to the new conditions stated in the Law # 10303 from October 31, 2001 on the issuance of preferred shares to be negotiated in the stock market, thus modifying the heading of the article 7, to obtain the replacement of the current minimum dividend of the preferred shares that amounts to 6% per year of the resulting value by dividing the subscribed capital by the number of shares of the Company for the right to receive a dividend, per each preferred share, in an amount that is 10% higher than the dividend granted to each ordinary share; and the adaptation of the second item of the first paragraph of article 27, regarding the destination of part of the results for the fiscal year, causing the suppression of its last part, as well as the removal of article 26.

4.    Attendance:    Shareholders of the Company, representing 87.85% (eighty seven point eighty five per cent) of the total number of preferred shares, in accordance with the entries and signatures in Shareholders Attendance Book No. 1, page 44 and the legal “quorum”, to proceed with the meeting and deliberate about the proposed matters, was verified.

5.    Presiding Officers:    Mr. Alexandre Mellão Hadad – Chairman and Bruno Angelo Indio e Bartijotto – Secretary.

6.    Resolutions:    The shareholders representing 87.85% (eighty seven point eighty five per cent) of the total number of preferred shares, unanimously ratified the resolutions approved in the 13th Extraordinary General Shareholders Meeting, held on December 30, 2002, regarding the modification of the heading of the article 7 and the second item of the first paragraph of article 27 of the Company’s by-laws, in order to adapt them to the new conditions stated in the Law # 10303 from October 31, 2001, in order to assure priority in the reimbursement of capital, without premium, for the preferred shares and granting them the right to receive a dividend, per each preferred share, in an amount that is 10% higher than the dividend granted to each ordinary share, that replaces the minimum dividend of the preferred shares that amounted to 6% per year of the resulting value by dividing the subscribed capital by the number of shares of the Company as stated in the heading of article 7. According to the resolutions of the 13th Extraordinary General Shareholders Meeting, articles 7 and 27 of the Company’s by-laws, duly consolidated, will now have the following wording:

“Art. 7 – Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority for reimbursement of capital, with no premium, and for payment of a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share.” Old article 27 with the removal of article 26 will receive that number: “Art. 26 – (…) Paragraph One – of the net profit of the fiscal year: (i) (…); (ii) 25% (twenty-five percent) of net income, adjusted according to items II and III of Article 202 of Law # 6404/76, will be mandatorily distributed as a minimum compulsory dividend to all shareholders; and (iii) (…). Paragraph Two – (…).”

Since there was no opposition, the resolutions were unanimously approved by the present shareholders

7.    Closing of the Meeting:    At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log, in accordance to article 130, paragraph one of the Law 6404/76.

Signatures:
Alexandre Mellão Hadad – President
Bruno Angelo Indio e Bartijotto – Secretary
Tagilo Participações Ltda. – represented by Mr. Bruno Angelo Indio e Bartijotto
Brasilcel B.V. – represented by Mr. Alexandre Mellão Hadad
The Bank of New York – represented by Banco Itaú S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date:	December 30, 2002	By:	/s/ CHARLES E. ALLEN
			Name:	Charles E. Allen
			Title:	Investor Relations Director